SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                           Commission File Number 001-12765


  (Check one)

  [ ] Form 10-K and Form 10-KSB        [ ] Form 11-K

  [ ] Form 20-F    XX Form 10-Q and 10-QSB  [ ] Form N-SAR

  For period ended    December 31, 1999

  [ ] Transition Report on Form 10-K and Form 10-KSB

  [ ] Transition Report on Form 20-F

  [ ] Transition Report on Form 11-K

  [ ] Transition Report on Form 10-Q and Form 10-QSB

  [ ] Transition Report on Form N-SAR

  For the transition period ended ___________________


  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________
  ________________________________________________________________________


                                 PART I
                         REGISTRANT INFORMATION

  Full name of registrant                   IRT Industries, Inc.


  Former name if applicable

  Address of principal executive office
  (Street and number)                       6230 Fairview Road

  City, state and zip code                  Charlotte, NC 28210


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                                 PART II
                          RULE 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  XX   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                PART III
                                NARRATIVE

  The Company's 10-QSB cannot be filed because the auditors have not completed their review of the records of the Company in order to complete the interim financial statements required by this rule. It is estimated by the auditors that the final reports will be available within seven days, allowing for the company to file the 10-QSB within the time allowed by this extension.

                                PART IV
                            OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

  Dale Chapman                                   (704) 540-8138
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  (Name)                                     (Area Code) (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d)
      of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       XX Yes      [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [ ] Yes       XX No


  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               IRT Industries, Inc.
  ---------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date:  February 14, 2000              By:/s/Dale Chapman